July 14, 2006


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Pre-effective Amendment 3 to Registration Statement on Form
S-1
	Filed June 27, 2006
File No. 333-128021

Dear Mr. Scott:

	We reviewed the filing and have the comments below.

1. You state in the November 8, 2005 response to comment 3 in our October 28, 2005 letter that you will provide us copies of the draft artwork for review before requesting acceleration of the registration statement`s effectiveness. We await receipt of the draft artwork.

2. You state in the November 8, 2005 response to comment 7 in our October 28, 2005 letter that you will file the required legal opinion and underwriting agreement with a subsequent amendment to the S-1 and will consider providing us supplemental copies as suggested in the comment. To expedite our review, we reiterate our suggestion to provide us draft copies of the underwriting agreement and legality opinion before you file them by amendment.

3. After SAIC, Inc. or SAIC includes the initial public offering price range of the common stock, the pro forma earnings per share information, and the capitalization table information in the registration statement, we may have accounting comments on the disclosures.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal Branch Chief

cc:	Sarah A. O`Dowd, Esq.
	Stephen C. Ferruolo, Esq.
	Ryan A. Murr, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122

	Bruce K. Dallas, Esq.
	Nigel D.J. Wilson, Esq.
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025



Douglas E. Scott, Esq.
July 14, 2005
Page 3








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE